FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer
February 2, 2011

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission file number:  1-31232

WIMM-BILL-DANN FOODS OJSC

(Exact name of Registrant as specified in its charter)

Russian Federation

(Jurisdiction of incorporation or organization)

16, Yauzsky Boulevard

Moscow 109028

Russian Federation

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing  the  information  to  the  Commission  pursuant  to  Rule 12g3-2(b) under  the Securities Exchange Act of 1934.

Yes ☐ No ☒

WIMM-BILL-DANN ANNOUNCES ACQUISITION OF OPOLIE HOLDING COMPANY IN VLADIMIR REGION

MOSCOW, Russia — February 2, 2011 — Wimm-Bill-Dann Foods OJSC [NYSE: WBD], Russia’s leading producer of healthy food and beverage products, today announced the acquisition of Opolie Holding Company CJSC in Vladimir region, Central Russia. Opolie is a leading milk processor in the region and ranks among Russia’s top-10 dairy companies.

This acquisition is in line with Wimm-Bill-Dann’s stated strategy of expanding its business through the purchase of successful companies with strong market positions in their respective regions and a sustainable raw-milk supply base. Opolie Holding Company consists of three milk plants in Yuriev Polsky, Lakinsk and Suzdal, processing a total of over 300 tons of milk per day.

“The acquisition of a rapidly developing company in the Vladimir region is in line with our strategic objective of buying companies that are leaders in their local markets,” said Silviu Popovici, vice president of Wimm-Bill-Dann Foods, commenting on the deal. “Its modern production facilities and well developed business will bolster our position in Central Russia, where a large proportion of our consumers live, and its high-quality dairy products are a perfect fit for our portfolio,” he added.

Opolie was founded in 1993. The company’s products have a customer base both within and beyond Vladimir region. Opolie has provided ongoing support and assistance to local farms, which has served to increase the stability of its raw-material supplies. It has developed a “field-to-shelf” supply chain that has permitted it become the leading consumer-sector company in the region.

Products manufactured by Opolie-owned Yuriev-Polsky, Suzdal and Lakinsk dairy plants have a reputation for excellent taste high quality. The company has managed to maintain the best traditions of dairy production while also fully utilizing new technology and modern equipment. Opolie has an up-do-date product line with an extensive range of natural products catering to every taste, including milk, kefir, ryazhenka, yogurts and other products under the Opolie, Vivio and BioLight brands. A unified quality system ensures that all products manufactured by these plants are equally tasty and healthy.

For further enquiries contact:

Marina Kagan

Wimm-Bill-Dann Foods OJSC

Solyanka, 13, Moscow 109028 Russia

Tel: +7 495 925 5805

Fax: +7 495 925 5800

e-mail: kagan@wbd.ru

Some of the information contained in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of Wimm-Bill-Dann Foods OJSC, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements to conform them to actual results. We refer you to the documents Wimm-Bill-Dann Foods OJSC files from time to time with the U.S. Securities and

Exchange Commission, specifically, the Company’s most recent Form 20-F. These documents contain and identify important factors, including those contained in the section captioned “Risk Factors” in our Form 20-F, that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, potential fluctuations in quarterly results, and risks associated with our competitive environment, acquisition strategy, ability to develop new products or maintain market share, brand and company image, operating in Russia, volatility of stock price, financial risk management, and future growth.

NOTES TO EDITORS

Wimm-Bill-Dann Foods OJSC was founded in 1992 and is the largest manufacturer of dairy products and a leading producer of juices and beverages in Russia and the CIS. The company produces dairy products (main brands include: Domik v Derevne, Chudo, Imunele, Bio Max and more), juices (J7, Lubimy Sad, 100% Gold), Essentuki mineral water and Rodniki Rossii natural water, Zdraivery kids’ brand and Agusha baby food.

The company has 38 manufacturing facilities in Russia, Ukraine, Central Asia and Georgia with over 16,000 employees. In 2005, Wimm-Bill-Dann became the first Russian dairy producer to receive approval from the European Commission to export its products into the European Union.

In 2010, Standard & Poor’s Governance Services confirmed on WBD its governance, accountability, management, metrics, and analysis (GAMMA) score “GAMMA- 7+”. The score is the highest among Russian companies and reflects the effective work of the Board of Directors and, in particular, the real influence of independent directors in the decision-making process and the adherence of the controlling shareholders to the highest standards of corporate governance.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WIMM-BILL-DANN FOODS OJSC

	By:	/s/ Dmitry V. Ivanov
	Name:	Dmitry V. Ivanov
	Title:	CFO
Wimm-Bill-Dann Foods OJSC

Date: February 2, 2011